UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.                )*

RISE Education Cayman Ltd

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

76761L102**

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	The CUSIP number relates to the American Depository Shares of RISE Education Cayman Ltd (the “Issuer”), each representing two ordinary shares of the Issuer.

CUSIP NO.: 76761L102	13G	Page 2 of 5 Pages

(1)	NAME OF REPORTING PERSONS Bain Capital Rise Education IV Cayman Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 84,700,000 Ordinary Shares
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 84,700,000 Ordinary Shares
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,700,000 Ordinary Shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 77.0%
(12)	TYPE OF REPORTING PERSON CO

CUSIP NO.: 76761L102	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

The name of the issuer to which this filing on Schedule 13G relates is RISE Education Cayman Ltd (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Company are located at Room 101, Jia He Guo Xin Mansion, No.15 Baiqiao Street, Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China.

Item 2(a).	Name of Person Filing:

This statement is being filed on behalf of Bain Capital Rise Education IV Cayman Limited, a Cayman Islands limited company (the “Reporting Person”), which is owned by Bain Capital Asia Integral Investors, L.P., a Cayman Islands limited partnership (“Asia Integral”), whose general partner is Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”).

The governance, investment strategy and decision-making process with respect to the investments held by the Reporting Person is directed by BCI’s Global Private Equity Board. As a result, BCI may be deemed to share voting and dispositive power with respect to the Ordinary Shares held by the Reporting Person.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Person, Asia Integral and BCI is 200 Clarendon Street, Boston, MA 02116.

Item 2(c).	Citizenship:

The Reporting Person and Asia Integral are each organized under the laws of the Cayman Islands. BCI is organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

The class of equity securities of the Company to which this statement on Schedule 13G relates is Ordinary Shares, par value $0.01 per share.

Item 2(e).	CUSIP Number:

The CUSIP number of the Company’s American depositary shares is 76761L102. Each American depositary share represents two Ordinary Shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

CUSIP NO.: 76761L102	13G	Page 4 of 5 Pages

Item 4.	Ownership:

Item 4(a).	Amount beneficially owned:

This Schedule 13G is being filed on behalf of the Reporting Person. As of the close of business on December 31, 2017, the Reporting Person held 84,700,000 Ordinary Shares, representing 77.0% of the Company’s outstanding Ordinary Shares.

The percentage of the Company’s outstanding Ordinary Shares held by the Reporting Person is based on 110,000,000 Ordinary Shares outstanding, as reported in the Company’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933 on October 20, 2017.

Item 4(b).	Percent of Class:

See Item 4(a) hereof.

Item 4(c).	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	0

(ii)	shared power to vote or to direct the vote:	84,700,000

(iii)	sole power to dispose or to direct the disposition of:	0

(iv)	shared power to dispose or to direct the disposition of:	84,700,000

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not Applicable.

CUSIP NO.: 76761L102	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

BAIN CAPITAL RISE EDUCATION IV CAYMAN LIMITED

By: /s/ David B. Gross-Loh Name: David B. Gross-Loh Title: Director